November 26, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27601
                                File No.: 70-9659


Gentlemen:

     In  compliance  with the terms and  conditions  of Rule 24 under the Public
Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending September 30, 2003, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2000:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the Investor Plus Plan, Incentive Plan, or any other similar plans subsequently adopted:

     2,757,180 total shares (2,302,804 Investor Plus Plan); (4,800 Equity Incentive Plan); (4,140 Equity Incentive Plan Stock Option Exercises); (445,436 Employee 401(k) Plan)

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

-----------------------------------------------------------------------------------------------------------------------
     Guarantor                 Beneficiary                Amount        Date                    Purpose
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   Virginia Power Energy Marketing, Inc.    3,000,000      7/1/03  PFC coal trading
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   South Carolina Public Service Co.          200,000      7/9/03  PV transmission purchases
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   Tampa Electric Company                     500,000     7/20/03  PV transmission purchases
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   BG LNG Services, LLC                     1,000,000     7/30/03  PV gas / LNG trading
-----------------------------------------------------------------------------------------------------------------------
                                                                                  PTC and Caronet lease agreement
Progress Energy   City Center Associates                     650,000        7/03  obligations
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   UBS AG, Stamford Branch                  5,000,000      8/1/03  PV gas, power and financial trading
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   ConocoPhillips Company                   5,000,000      8/5/03  PV gas, power and financial trading
-----------------------------------------------------------------------------------------------------------------------
                                                                                  PFC coal trading/marketing
Progress Energy   DTE Coal Services, Inc.                  2,000,000     8/11/03  obligations
-----------------------------------------------------------------------------------------------------------------------
                                                                                  obligations under Generator
Progress Energy   Southern Company Services, Inc., et al     280,000     8/15/03  Balancing Svc Agmt
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   Tampa Electric Company                   3,000,000     8/20/03  PV power trading
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   Morgan Stanley Capital Group, Inc.      27,000,000     8/29/03  EEI Agreement
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   Duke Power, a div. of Duke Energy Corp   3,000,000      9/4/03  PFC coal obligations
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   Apache Corporation                       3,000,000     9/15/03  PV gas trading
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   Seminole Electric Cooperative, Inc.      2,000,000     9/19/03  PV power trading
-----------------------------------------------------------------------------------------------------------------------
Progress Energy   Southern Company Services, Inc., et al   5,000,000     9/30/03  PV power trading
-----------------------------------------------------------------------------------------------------------------------


e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 9/30/03 was $0. Progress Energy issued $345,400,000 in commercial paper from 7/01/03 through 9/30/03 at a weighted average yield of 1.29% under an $880 million revolving credit facility.


f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company

Carolina Power & Light Company's ("CP&L") commercial paper balance at 9/30/03 was $0. CP&L issued $373,300,000 in commercial paper from 7/01/03 through 9/30/03 at a weighted average yield of 1.19% under a $450 million revolving credit facility.

North Carolina Natural Gas


None (see footnote) 1

--------
1 Effective September 30, 2003, the stock of North Carolina Natural Gas Corporation and its subsidiaries NCNG Cardinal Pipeline Investment Corp. and NCNG Pine Needle Investment Corp, and Progress Energy, Inc.'s 50% ownership interest Eastern North Carolina Natural Gas Company were sold to Piedmont Natural Gas Company, Inc. The SEC granted Progress Energy, Inc. and Piedmont
Natural Gas Company, Inc. authorization for these transactions September 2, 2003. Order Authorizing Acquisition and Sale of Gas Utility Companies and Granting Exemption, Holding Company Act Release No. 35-27718, 2003 SEC LEXIS 2089 (September 2, 2003).

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

--------------------------------------------------------------------------------------------
Non-utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 9/30/03
--------------------------------------------------------------------------------------------
                                        Loans to the MP           Borrowings from the MP
--------------------------------------------------------------------------------------------
Progress Energy                            $525,377,971.63
--------------------------------------------------------------------------------------------
Progress Ventures                                                        $115,695,520.30
--------------------------------------------------------------------------------------------
Progress Energy Service Company                                          $154,018,515.06
--------------------------------------------------------------------------------------------
Progress Capital Holdings                                                $196,702,884.55
--------------------------------------------------------------------------------------------
Progress Fuels                                                            $87,327,277.95
--------------------------------------------------------------------------------------------
SRS                                                  $0.00                 $5,964,181.32
--------------------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.133 % to 3.794%.

--------------------------------------------------------------------------------------------
Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 9/30/03
--------------------------------------------------------------------------------------------
                                        Loans to the MP           Borrowings from the MP
--------------------------------------------------------------------------------------------
Progress Energy                            $387,728,934.74                           n/a
--------------------------------------------------------------------------------------------
Carolina Power & Light                     $334,034,423.30               $179,202,754.48
--------------------------------------------------------------------------------------------
Florida Power Corporation                   $49,530,881.01               $474,854,878.37
--------------------------------------------------------------------------------------------
North Carolina Natural Gas                           $0.00                $32,278,126.71
--------------------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.147% to 3.154%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

     None.

j.   The amount of the market-to-book ratio of the Common Stock:

     Progress Energy Common Stock Data as of September 30, 2003:
     Total Common Stock Equity                                 $7,280.1
     (in millions)
     Market-to-book ratio                                         1.47

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

                                                                             (Millions)

     Equity contribution from Progress Energy, Inc. to PV Holdings, Inc.
     PV Holdings, Inc. to Progress Ventures, Inc.                        $  7.5 million

     Equity contribution from Progress Energy. Inc. to Progress Real
     Estate Holdings, Inc.                                               $  0.1 million

     Equity contribution from Progress Energy, Inc. to Florida Progress Corporation
     Florida Progress Corporation to Progress Capital Holdings, Inc.
     Progress Capital Holdings, Inc. to Progress Fuels Corporation       $ 22.5 million


l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

     A response to this item will be filed  confidentially  pursuant to 17CFR ss
     250.104 under the Public Utility Holding Company Act of 1935.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

     Progress Energy Carolinas, Inc.                                    Sept. 19, 2003
     Progress Energy Florida, Inc.                                      Aug. 27, 2003
     Florida Progress Corporation (Progress Capital Holdings, Inc.)     Aug. 27, 2003

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:


Progress Energy, Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands except share data)                                          September 30,            December 31,
         Assets                                                               2003                   2002
----------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                $  21,198,711           $  20,152,787
  Accumulated depreciation                                                  (10,162,434)            (10,480,880)
----------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                        11,036,277               9,671,907
  Held for future use                                                            13,177                  15,109
  Construction work in progress                                                 862,125                 752,336
  Nuclear fuel, net of amortization                                             219,574                 216,882
----------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                             12,131,153              10,656,234
----------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                     100,146                  61,358
  Accounts receivable                                                           813,110                 737,369
  Unbilled accounts receivable                                                  190,867                 225,011
  Inventory                                                                     816,425                 875,485
  Deferred fuel cost                                                            327,213                 183,518
  Assets of discontinued operations                                                   -                 490,429
  Prepayments and other current assets                                          328,969                 260,804
----------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                  2,576,730               2,833,974
----------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                             649,956                 393,215
  Nuclear decommissioning trust funds                                           883,837                 796,844
  Diversified business property, net                                          2,147,456               1,884,271
  Miscellaneous other property and investments                                  446,026                 463,776
  Goodwill                                                                    3,719,327               3,719,327
  Prepaid pension costs                                                          52,575                  60,169
  Other assets and deferred debits                                              672,272                 517,182
----------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                8,571,449               7,834,784
----------------------------------------------------------------------------------------------------------------
           Total Assets                                                   $  23,279,332           $  21,324,992
----------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
----------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock without par value, 500,000,000 shares
      authorized, 244,929,214 and 237,992,513 shares
      issued and outstanding, respectively                                $   5,223,644           $   4,929,104
  Unearned ESOP common stock                                                    (88,734)               (101,560)
  Accumulated other comprehensive loss                                         (221,603)               (237,762)
  Retained earnings                                                           2,366,769               2,087,227
----------------------------------------------------------------------------------------------------------------
                 Total Common Stock Equity                                    7,280,076               6,677,009
----------------------------------------------------------------------------------------------------------------
Preferred Stock of Subsidiaries-Not Subject to Mandatory Redemption              92,831                  92,831
Long-Term Debt                                                                9,760,671               9,747,293
----------------------------------------------------------------------------------------------------------------
                 Total Capitalization                                        17,133,578              16,517,133
----------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                             868,008                 275,397
  Accounts payable                                                              566,201                 677,197
  Income taxes accrued                                                          156,928                       -
  Interest accrued                                                              135,550                 220,400
  Dividends declared                                                            136,398                 132,232
  Short-term obligations                                                              -                 694,850
  Customer deposits                                                             167,755                 158,214
  Liabilities of discontinued operations                                              -                 124,767
  Other current liabilities                                                     453,366                 429,222
----------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                    2,484,206               2,712,279
----------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                             753,423                 932,813
  Accumulated deferred investment tax credits                                   194,037                 206,221
  Regulatory liabilities                                                        548,321                 119,766
  Asset retirement obligations                                                1,242,165                       -
  Other liabilities and deferred credits                                        923,602                 836,780
----------------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                 3,661,548               2,095,580
----------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
----------------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                           $  23,279,332           $  21,324,992
----------------------------------------------------------------------------------------------------------------


Carolina Power & Light Company
d/b/a Progress Energy Carolinas, Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)                                                            September 30,            December 31,
Assets                                                                        2003                     2002
---------------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                $  13,211,543           $  12,675,761
  Accumulated depreciation                                                   (6,190,180)             (6,356,933)
---------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                         7,021,363               6,318,828
  Held for future use                                                             5,256                   7,188
  Construction work in progress                                                 300,458                 325,695
  Nuclear fuel, net of amortization                                             147,343                 176,622
---------------------------------------------------------------------------------------------------------------
                 Total Utility Plant, Net                                     7,474,420               6,828,333
---------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                      63,435                  18,284
  Accounts receivable                                                           306,242                 301,178
  Unbilled accounts receivable                                                  119,477                 151,352
  Receivables from affiliated companies                                          18,266                  36,870
  Notes receivable from affiliated companies                                    122,577                  49,772
  Taxes receivable                                                                    -                  55,006
  Inventory                                                                     332,757                 342,886
  Deferred fuel cost                                                            135,063                 146,015
  Prepayments and other current assets                                           35,500                  45,542
---------------------------------------------------------------------------------------------------------------
                 Total Current Assets                                         1,133,317               1,146,905
---------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                             522,036                 252,083
  Nuclear decommissioning trust funds                                           480,135                 423,293
  Diversified business property, net                                             13,584                   9,435
  Miscellaneous other property and investments                                  199,122                 209,657
  Other assets and deferred debits                                              106,519                 104,978
---------------------------------------------------------------------------------------------------------------
                 Total Deferred Debits and Other Assets                       1,321,396                 999,446
---------------------------------------------------------------------------------------------------------------
           Total Assets                                                   $   9,929,133           $   8,974,684
---------------------------------------------------------------------------------------------------------------
Capitalization and Liabilities
---------------------------------------------------------------------------------------------------------------
Capitalization
---------------------------------------------------------------------------------------------------------------
  Common stock                                                            $   1,950,392           $   1,929,515
  Unearned ESOP common stock                                                    (88,734)               (101,560)
  Accumulated other comprehensive loss                                          (79,506)                (82,769)
  Retained earnings                                                           1,395,525               1,343,929
---------------------------------------------------------------------------------------------------------------
        Total Common Stock Equity                                             3,177,677               3,089,115
---------------------------------------------------------------------------------------------------------------
  Preferred stock - not subject to mandatory redemption                          59,334                  59,334
  Long-term debt, net                                                         3,108,211               3,048,466
---------------------------------------------------------------------------------------------------------------
                 Total Capitalization                                         6,345,222               6,196,915
---------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                             300,000                       -
  Accounts payable                                                              164,726                 259,217
  Payables to affiliated companies                                               77,022                  98,572
  Notes payable to affiliated companies                                             670                       -
  Taxes accrued                                                                  36,055                       -
  Interest accrued                                                               47,468                  58,791
  Short-term obligations                                                              -                 437,750
  Current portion of accumulated deferred income taxes                           39,607                  66,088
  Other current liabilities                                                     109,076                  93,171
---------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                      774,624               1,013,589
---------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                           1,150,204               1,179,689
  Accumulated deferred investment tax credits                                   150,657                 158,308
  Regulatory liabilities                                                        145,976                   7,774
  Asset retirement obligations                                                  918,441                       -
  Other liabilities and deferred credits                                        444,009                 418,409
---------------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                 2,809,287               1,764,180
---------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
---------------------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                          $   9,929,133           $   8,974,684
---------------------------------------------------------------------------------------------------------------

o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

-----------------------------------------------------------------------------------------------------------------
Capital Structure as of September 30, 2003
-----------------------------------------------------------------------------------------------------------------
(in millions)
-----------------------------------------------------------------------------------------------------------------
                                       Progress Energy                       CP&L             Florida Power
-----------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
Common stock equity                   $ 7,280.1         40.5%       $ 3,177.7       47.8%    $ 2,091.8     48.0%
-----------------------------------------------------------------------------------------------------------------
Preferred securities                       92.8          0.5%            59.3        0.9%         33.5      0.8%
-----------------------------------------------------------------------------------------------------------------
Long-term debt (1)                     10,628.7         59.0%         3,408.2       51.3%     1,7,48.3     40.2%
-----------------------------------------------------------------------------------------------------------------
Notes to affiliated companies               0.0          0.0%             0.7        0.0%        476.7     11.0%
-----------------------------------------------------------------------------------------------------------------
Short-term obligations                      0.0          0.0%             0.0        0.0%            0      0.0%
-----------------------------------------------------------------------------------------------------------------
Total                                $ 18,001.6        100.0%       $ 6,645.9      100.0%    $ 4,238.7    100.0%
-----------------------------------------------------------------------------------------------------------------

(1)  Includes current portion of long-term debt.

p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

  Progress Energy,                              Consolidated Retained Earnings
  Inc.

  Balance 6/30/03                                                    2,182,440
  Current earnings                                                     281,907
  Current earnings from exempt projects                                 37,055
  Common dividends                                                    (134,633)
                                                                     ---------
  Balance 9/30/03                                                    2,366,769

  CP&L                                          Consolidated Retained Earnings
  Balance 6/30/03                                                    1,363,047
  Current earnings                                                     157,574
  Dividend of cash to parent                                          (124,355)
  Preferred dividends                                                     (741)
                                                                     ---------
  Balance 9/30/03                                                    1,395,525

  Florida Progress                              Consolidated Retained Earnings
  Balance 6/30/03                                                      585,588
  Current earnings                                                     175,026
  Dividend of cash to parent                                                 0
                                                                     ---------
  Balance 9/30/03                                                      760,614

  Florida Power                                        Retained Earnings
  Balance 6/30/03                                                      898,638
  Current earnings                                                     114,719
  Dividend of cash to parent                                                 0
  Preferred dividends                                                     (378)
                                                                     ---------
  Balance 9/30/03                                                    1,012,979

q.   A  computation  in  accordance  with rule 53(a) under the Act setting forth
     Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

On September 30, 2003, Progress Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs was approximately $1.331 billion, or about 60.5% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1), for the four quarters ended September 30, 2003 ($2.200 billion).

r. A statement of aggregate investment in Exempt Projects ("exempt wholesale generators" or "EWGs" and foreign utility companies ("FUCOs") as a percentage of total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter:

     -------------------------------------------------------------------------
                                          September 30, 2003
                                             (in millions)       Percentage
     -------------------------------------------------------------------------
     Total capitalization                      18,001.6              7.4%
     -------------------------------------------------------------------------
     Net utility plant                         12,131.2             11.0%
     -------------------------------------------------------------------------
     Total consolidated assets                 23,279.3              5.7%
     -------------------------------------------------------------------------
     (2) Common equity market value            10,889.6             12.2%
     -------------------------------------------------------------------------

     (1) The above percentages assume an aggregate investment in EWGs of $1,331.0 million
     (2)  Market value of common equity assumes the following:
              Total common shares at 9/30/03 =            244,929,214
              Closing share price at 9/30/03 =                  44.46
                                                 ---------------------
              Total market value =                    $10,889,552,854

s. Progress Energy, Inc.'s tax benefit allocation information is being provided as a supplement to this quarterly Rule 24 Certificate for the quarterly period in which Progress Energy, Inc.'s consolidated federal income tax return has been filed.

A  response  to this item will be filed  confidentially  pursuant  to 17 CFR ss.
250.104 under the Public Utility Holding Company Act of 1935.



                                     Very truly yours,
                                     PROGRESS ENERGY, INC.



                                     By: /s/Thomas R. Sullivan
                                         --------------------------------------
                                          Thomas R. Sullivan
                                          Treasurer